SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from

Commission file number 1-14344

A. PATINA OIL & GAS CORPORATION PROFIT SHARING AND

SAVINGS PLAN AND TRUST

B. PATINA OIL & GAS CORPORATION

1625 Broadway, Suite 2000

Denver, CO 80202

303/389-3600

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

(as required by items no. 1 thru 3)

Patina Oil & Gas

Corporation

Profit Sharing and Savings

Plan and Trust

Financial Statements and Supplemental Schedule

for the Years Ended December 31, 2003 and 2002 and

Independent Auditors’ Report

PATINA OIL & GAS CORPORATION

PROFIT SHARING AND SAVINGS PLAN AND TRUST

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Patina Oil & Gas Corporation Profit Sharing and Savings Plan and Trust

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of Patina Oil & Gas Corporation Profit Sharing and Savings Plan and Trust (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 16, 2004

PATINA OIL & GAS CORPORATION

PROFIT SHARING AND SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
PARTICIPANT DIRECTED INVESTMENTS AT FAIR VALUE (Notes 2 and 3):
Employer stock	$16,894,534	$9,426,517
Mutual funds	8,358,264	4,833,638
Common/collective trust	4,381,236	3,182,722
Participant loans	203,536	105,738

Total investments	29,837,570	17,548,615

RECEIVABLES:
Participant contributions	44,642	19,403
Net pending trades	53,215	24,200
Accrued interest	2,856	2,619

Total receivables	100,713	46,222

NET ASSETS AVAILABLE FOR BENEFITS	$29,938,283	$17,594,837

See notes to financial statements.

PATINA OIL & GAS CORPORATION

PROFIT SHARING AND SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Investment income:
Interest and dividend income	$321,606	$269,048
Net appreciation in fair value of investments (Notes 2 and 3)	10,119,587	1,456,622

Total investment income	10,441,193	1,725,670

Contributions:
Participant	1,275,835	797,086
Employer, net of forfeitures reallocated (Note 1)	1,409,985	801,591
Participant rollovers	85,416	74,948

Total contributions	2,771,236	1,673,625

Total additions	13,212,429	3,399,295

Deductions:
Benefits and distributions to participants	(867,136)	(558,097)
Other expenses	(1,847)	(1,646)

Total deductions	(868,983)	(559,743)

NET INCREASE IN NET ASSETS	12,343,446	2,839,552
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,594,837	14,755,285

End of year	$29,938,283	$17,594,837

See notes to financial statements.

PATINA OIL & GAS CORPORATION

PROFIT SHARING AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following description of the Patina Oil & Gas Corporation Profit Sharing and Savings Plan and Trust (the “Plan”) provides only general information. Participants and all other users of these financial statements should refer to the Plan agreement for a more complete description of the provisions of the Plan.

General—The Plan is a defined contribution profit sharing and 401(k) savings plan for the benefit of eligible employees of the Company. The Plan is administered by an advisory committee composed of three employees approved by Patina’s Board of Directors. An employee becomes eligible to participate in the Plan on the first entry date after the employee attains age 18 and completes one month of service. The entry dates for the Plan are the first day of each month during the year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

The Plan allows participants various investment options including mutual funds, common/collective trusts and Company stock in which to invest individual and employer contribution amounts, which may be changed at any time throughout the year.

Contributions—Employer contributions to the Plan are entirely discretionary and determined on an annual basis independently by Patina’s Board of Directors. Employer contributions are allocated to participants independently based upon annual compensation adjusted for social security taxable compensation limits in a manner defined by the Plan agreement. For the year ended December 31, 2003, the Company made discretionary contributions of $1,409,985 in cash to the Plan, net of reallocated forfeitures of $22,413. For the year ended December 31, 2002, the Company made discretionary contributions of $801,591 in Company stock to the Plan, net of reallocated forfeitures of $16,021. The number of Company shares were based on their fair market value at the date of contribution.

Eligible participants can contribute on a pre-tax basis from 1% to 50% of their eligible compensation, as defined, up to the maximum amount allowed by the Internal Revenue Code (“IRC”) Section 402(g) ($12,000 for 2003 and $11,000 in 2002). Rollover contributions from other qualified plans are also allowed if certain criteria are met. A participant who is age 50 or older can make a catch-up deferral contribution of $2,000 in 2003. This catch-up limit will annually increase in $1,000 increments for each of the next three years to $5,000 in 2006.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, if any, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are fully vested at all times in their individual contribution accounts. Vesting in Employer contribution accounts is based on years of service. A participant is 34% vested after one year, 67% after two years and 100% after three or more years of service. In addition, participants also become fully vested in their Employer contribution accounts upon reaching their normal retirement date as defined by the Plan agreement, or upon death or total disability of the participant.

Forfeitures—Upon termination of employment, the nonvested amounts in a participant’s Employer contribution account are forfeited by participants under the terms of the Plan. Amounts forfeited to the Plan may be applied to restore individual accounts of former participants, who are re-employed by the Company, as described in the Plan agreement, or to pay Plan fees and expenses. To the extent such restorations, fees and expenses do not deplete the aggregate amount of forfeitures for the Plan year, the remaining amounts shall be allocated as an Employer Contribution in the Plan year following the year in which the forfeiture occurred. As of December 31, 2003 and 2002, there were approximately $39,800 and $22,400, respectively, of plan year forfeitures remaining to be reallocated in the following year. As noted above, plan year 2002 forfeitures were reallocated to participants during the 2003 plan year.

Payment of Benefits—Distribution of the participant’s entire account becomes due or available upon early retirement age 55 or age 59 1/2 and mandatory at age 70 1/2, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution, in installments, or a direct rollover into another qualified plan as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution accounts upon termination of employment. Participants may make hardship withdrawals from their individual contribution account, subject to certain restrictions.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates determined from time to time by the Plan administrator. Principal and interest repayments are paid through payroll deductions.

Administrative Expenses—The Company has the discretion to pay administrative expenses of the Plan. During the years ended December 31, 2003 and 2002, such expenses were paid by the Company and approximated $14,000 and $11,000, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the additions to and deductions from net assets available for benefits and related disclosures. Actual results could differ from those estimates. The Plan has a significant concentration in the Company’s common stock. The Plan provides for various investments in Company stock, mutual funds and a common/collective trust. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition—The Company’s stock and mutual funds are stated at fair value, which is based on the quoted market prices as of December 31, 2003 and 2002.

The common/collective trust invests in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts are carried in the common/collective trust fund’s audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan’s proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The average yield for the year ended December 31, 2003 was 4.72%. The crediting interest rates as of December 31, 2003 and 2002 were approximately 4.38% and 5.89%, respectively.

Net realized and unrealized gains and losses are reflected in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments are recorded when paid. As of December 31, 2003 and 2002, net assets available for benefits included $2,658,195 and $1,826,810 representing assets of participants who had withdrawn from active participation in the Plan.

3.	INVESTMENTS

The following presents investments which exceeded 5% of net assets available for benefits as of December 31, 2003 and 2002:

	2003		2002
	Number of Units/Shares	Fair Value	Number of Units/Shares	Fair Value
Merrill Lynch Retirement Preservation Trust	4,381,236	$4,381,236	3,182,722	$3,182,722
Davis New York Venture Fund, Inc., Class A	93,137	2,563,142	81,146	1,699,202
Patina Common Stock	689,718	16,894,534	744,590	9,426,517

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$983,053	$(1,187,760)
Patina common stock	9,136,534	2,644,382

Net appreciation of investments	$10,119,587	$1,456,622

4.	TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 2, 2002 stating that the Plan and related trust is qualified under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of December 31, 2003 and 2002.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company may suspend or discontinue contributions under the Plan and has reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan agreement and ERISA.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Company stock. Certain Plan investments are also shares in mutual funds and a common/collective trust managed by Merrill Lynch Trust Company (“Merrill Lynch”), the Trustee and recordkeeper of the Plan. As such, transactions in these funds represent party-in-interest transactions.

At December 31, 2003 and 2002, the Plan held 689,718 and 744,590 shares, respectively, of common stock of Patina Oil & Gas Corporation, the sponsoring employer, with a cost basis of $9,179,212 and $6,901,906, respectively. During the year ended December 31, 2003 and 2002, the Plan recorded dividend income of $89,103 and $55,465, respectively.

7.	SUBSEQUENT EVENT

Effective June 21, 2004, the Plan was amended and restated and the trustee and recordkeeper thereunder changed from Merrill Lynch to Scudder Trust Company and Automatic Data Processing, Inc., respectively. In addition, the Elysium Energy LLC 401(k) Profit Sharing Plan was merged into the Plan effective June 21, 2004 as a result of the acquisition of the remaining 50% of Elysium Energy LLC by Patina Oil & Gas Corporation effective January 1, 2003.

* * * * *

SUPPLEMENTAL SCHEDULE

PATINA OIL & GAS CORPORATION

PROFIT SHARING AND SAVING PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investments	Number of Units/Shares	Fair Value
*	Merrill Lynch Bond High Income Portfolio Class D	Mutual Fund	91,534	$471,402

*	Merrill Lynch Balanced Capital Fund, Inc. Class D	Mutual Fund	16,223	427,630

*	Merrill Lynch Global Allocation Fund, Inc. Class D	Mutual Fund	50,539	756,573

*	Merrill Lynch S&P Index Fund, Inc. Class A	Mutual Fund	89,300	1,218,049

	Davis New York Venture Fund, Inc. Class A	Mutual Fund	93,137	2,563,142

*	Merrill Lynch Fundamental Growth Fund, Inc. Class D	Mutual Fund	30,958	503,068

	Alliance Quasar Fund, Class A	Mutual Fund	11,168	229,064

	AIM International Equity Fund	Mutual Fund	52,646	858,657

	Alger Small Capitalization Retirement Fund	Mutual Fund	22,346	347,486

	State Street Research Capital Fund	Mutual Fund	20,628	189,367

	Oppenheimer Quest Opportunity Value Fund	Mutual Fund	12,560	397,257

	Alliance Premier Growth Fund	Mutual Fund	23,521	396,569

		Total Mutual Funds		8,358,264

*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust	4,381,236	4,381,236

	Participant Loans	Interest rates ranging from 6.0% to 11.5% with maturity dates of 2004 to 2013	203,536	203,536

*	Patina Common Stock**	Patina Common Stock ($.01 par value)	689,718	16,894,534

	Total investments
				$29,837,570

*	Represents a party-in-interest (Note 6).
**	Adjusted for the effect of a 2-for-1 stock split for all holders of record as of the close of business on February 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

PATINA OIL & GAS CORPORATION PROFIT SHARING AND SAVINGS PLAN AND TRUST

By:	/s/ DAVID J. KORNDER
David J. Kornder
Chief Financial Officer of Patina Oil & Gas Corporation and a Member of the Profit Sharing and Savings Plan and Trust Committee

Date: June 24, 2004

Exhibit Index

Exhibit Number	Description
23.1	Independent Auditors’ Consent